Exhibit 99.1

DRAFT

Minutes1 of the

Annual General Meeting of Shareholders

of ASML Holding N.V.

held on 25 April 2012

Chairman: A.P.M. van der Poel (the “Chairman”)

General remarks

These minutes of the Annual General Meeting of Shareholders of ASML Holding N.V. (“ASML” or “the Company”), held on April 25, 2012, are intended purely for information purposes and are not intended to be complete. They contain a report of the Annual General Meeting of Shareholders of April 25, 2012, and do not deal with events after April 25, 2012. These minutes should be read in conjunction with the agenda and the explanatory notes to the agenda for this meeting, the 2011 statutory Annual Report, the annual report as set out in form 20-F filed with the US Securities and Exchange Commission (SEC) concerning the financial year ending on 31 December 2011, and other documents which ASML has filed with the SEC. ASML does not give any guarantee as to the completeness or correctness of the information contained in these minutes and does not undertake any obligation whatsoever to update or correct the information they contain after their publication.

1. Opening

The Chairman opened the Annual General Meeting of Shareholders of ASML and welcomed all those present. The Board of Management was represented at the meeting by Messrs Meurice, Wennink, Van den Brink, Van Hout and Schneider-Maunoury. The Supervisory Board was represented by Ms Van der Meer Mohr and Messrs Bilous, Fröhlich, Siegle, Westerburgen and Ziebart and the Chairman. Ms Van den Burg was absent due to illness. Mr Van Olffen, Notary at De Brauw Blackstone Westbroek, acted as Secretary of the meeting.

The Chairman then dealt with the items on the agenda of the meeting.

2. Overview of the Company’s business and financial situation

The Chairman gave the floor to Mr Wennink, who gave a summary of ASML’s activities in 2011.

Mr Wennink began his presentation by informing the meeting that 2011 had been a record year, with a turnover of EUR 5.6 billion, compared to EUR 4.5 billion in 2010. This could be explained, inter alia, by the catching-up process which had taken place in 2011 with regard to orders placed in 2010 at a time when ASML’s customers were again investing after the crisis which had begun in 2008. Mr Wennink then reported a number of key financial figures for 2011, such as the gross profit margin, R&D costs and general costs, which had risen as a result of the higher turnover. Net profits totalled EUR 1.4 billion in 2011, compared to EUR 1 billion in 2010, and the profit per share had risen from EUR 2.35 in 2010 to EUR 3.45 in 2011. Net cash flow stood at EUR 2 billion in 2011, which was significantly higher than in 2010. One reason for this was that customers had paid advances for EUV systems for pilot production, which was a sign that the industry was committing itself to that technology. In 2011, EUR 300 million was invested in a new EUV factory, and EUR 1 million was paid back to shareholders through the purchase of shares and payment of dividends.

[1]	This is an unofficial translation; the Dutch version of the minutes is the official version.

The balance sheet showed that ASML was in a very sound financial position, with its own assets amounting to 50% of the balance-sheet total. ASML was maintaining sufficient cash resources in connection with the cyclical nature of the industry, to be able to invest in R&D and for working capital purposes.

The quarterly sales figures demonstrated a constant flow of orders and turnover; in the period from the fourth quarter of 2010 up to and including the third quarter of 2011, with an aggregate turnover of EUR 6 billion during this period. In the fourth quarter of 2011 and the first quarter of 2012, turnover was somewhat lower at around EUR 1.2 billion per quarter. These lower figures may be explained by the abovementioned catching-up process that had taken place in 2011.

The gross profit margin was strong, with values at around 45% in the first half of 2011 and somewhat lower values in the second half of that year. The latter was attributable to the fact that pre-production EUV systems were included in the figures. These systems are supplied at cost price and thus have the effect of pushing down the gross margin.

The order book for 2011 showed that 75% consisted of the most advanced systems; 77% of orders went to the so-called foundry and IDM customers, who produced very advanced logic chips for, inter alia, solid state drives, smart phones and tablets.

Finally, Mr Wennink presented details of ASML’s dividend policy, as set out in the agenda and explanatory notes thereto. In the past 6 years, ASML had handed EUR 3.5 billion back to shareholders in the form of dividends and share buy backs. Repurchased shares represented around 31% of the share capital issued. These shares have largely been cancelled, which has had a significant impact on the profit per share.

After this presentation, the Chairman gave the floor to Mr Meurice.

Mr Meurice first reported on the market situation in the semiconductor industry. He gave an overview of chip producers on the market and their investments in 2011. Mr Meurice indicated that the number of chip producers was gradually falling as a result of consolidation, which meant that chip producers were in a position to invest in R&D. In 2011, ASML had for the first time achieved the highest turnover in the entire semiconductor equipment industry, which is remarkable for a so-called one-product company. In the area of R&D, ASML ended 2011 ranking second among European companies with regard to R&D expenditure per employee. Mr Meurice then presented an overview of the technological developments driven by Moore’s Law aimed at reducing the size of transistors in order to produce faster and more powerful chips at a lower cost per chip. ASML had so far been able to comply with Moore’s Law. In 2011, the ASML factory was declared the best factory in the Netherlands by an international network of business schools and universities. According to Mr Meurice, this indicated that there was an appropriate mix between R&D and production.

Mr Meurice then gave an overview of ASML’s activities in the area of sustainability, which focuses on four main areas and which were illustrated with a number of examples. A number of important results achieved in 2011 in the area of sustainable operations were a significant reduction of CO2 emissions with increasing turnover and above-target performances in the area of the recycling of both hazardous and non-hazardous waste. With regard to sustainable products, Mr Meurice reported that ASML’s systems had become bigger over the years and thus consume more energy. Nevertheless, one could speak of a positive effect in the area of energy consumption. First, chips produced using the latest systems were much more energy-efficient; second, the newest ASML systems were relatively energy-efficient in terms of energy consumption per chip produced. Another aspect of sustainable products was the reuse of ASML systems. ASML was buying back older ASML systems and in some cases reconditioning them and re-selling them. With regard to sustainable supply chain, Mr Meurice first gave an overview of the scale of ASML’s supplier network. He then went on to point out that ASML was seeking to become a member of the Electronic Industry Citizenship Coalition (“EICC”) and that the EICC’s code of conduct was also being implemented in ASML’s supply chain. Finally, Mr Meurice examined the issue of sustainable culture. ASML was seen as a good employer, both by its staff and outsiders. More than 600 jobs had been created in 2011. ASML is a driving force behind technological development in general.

The Chairman then went on to give those present an opportunity to ask questions on the subjects that had been presented.

Mr Jorna, Representative of the Dutch Shareholders’ Association (Vereniging van Effectenbezitters (VEB)), representing 88 shareholders with a total of 57,136 shares, asked where ASML’s growth opportunities would lie in the future, whether diversification was an option and whether ASML would be able to find sufficient technical staff in order to grow. Mr Jorna then asked at what point in the cycle the semiconductor industry was currently situated given the relatively high level of inventory at chip manufacturers at the beginning of 2012, and why EUV systems were not included in the backlog.

Mr Meurice replied that the semiconductor market as a whole was still growing and that growth opportunities existed for ASML; diversification was not an aim in itself. As stated earlier, ASML did not exclude the possibility of acquisitions of companies which offered synergy with ASML.

Mr Wennink stated that the inventory levels at chip manufacturing companies had in the meantime decreased again. There is hardly a cycle in the overall semiconductor industry; each of the four market segments has their own cycle. For ASML, this meant more stability as regards turnover, which could also be seen in the results of previous years. The reason why EUV systems were not included in the backlog was that they were pilot-product systems which did not expand capacity. ASML currently had 11 orders of such systems. With regard to the question relating to staff, Mr Wennink indicated that the Dutch labour market, in combination with the international labour market, still offered sufficient possibilities to find technical staff.

Mr Bakx, representative of the Investors’ Legal Protection Foundation (Stichting Rechtsbescherming Beleggers), first complimented ASML on its 2011 results. He then asked what the latest state of affairs was regarding the light source in the EUV machine and how much service EUV machines would require at the time of installation with the customer. Mr Bakx also wanted to know whether ASML’s suppliers were able to keep up with ASML given the current order book.

Mr Meurice answered that enormous progress had been made regarding the EUV light source and that ASML was still expecting to be able to supply the systems to customers once customers were ready to produce the first generation of chips with EUV systems. With regard to service, Mr Meurice replied that the current EUV system, excluding the light source, was showing a stable performance. A relatively large number of service people would of course be needed for the initial installations, but it was expected that the number could be set at regular levels relatively quickly.

On the question of suppliers, Mr Wennink indicated that long-term capacity agreements were being concluded with suppliers which ensured that sufficient capacity could be supplied over a period of 9 months and that ASML carried out checks on this. The Chairman added that this model worked well, as demonstrated when the market collapsed in 2009, followed by a ramp-up in 2010.

Ms Boogers, representative of the Association of Investors for Sustainable Development Vereniging van Beleggers voor Duurzaam Ondernemen - VBDO), complimented ASML on the greater emphasis it was placing on sustainability. She wanted to know in the context of the EICC code of conduct how ASML dealt with biodiversity and the use of raw materials given the possibility of scarcity and conflicts, and what ASML’s role was in the area of the recycling of electronic waste. Ms Boogers also wanted to know why ASML had not taken part in the Carbon Disclosure Project in 2011 and whether it would do so in 2012. Finally, she asked how the long-term objectives of the Board of Management, management development and succession planning were related to sustainability and how the Board of Management’s performance regarding these performance objectives was determined given that they were not “SMART” from the VBDO’s point of view.

Mr Meurice answered that the concrete influence which ASML had on biodiversity, the use of raw materials and the recycling of electronic waste was very limited, one of the reasons being that ASML only produced around 200 machines per annum and made little use of raw materials. With regard to the Carbon Disclosure Project, Mr Meurice answered that ASML had decided not to take part in the project in 2011. The reduction of CO2 emissions was included in ASML’s sustainability policy and would be reported on in the Sustainability Report, which was based on the GRI guidelines.

The Chairman replied to the question on sustainability and remuneration by giving more details concerning the various targets of the Board of Management, and he distanced himself from the VBDO’s assertion that these targets were not smart. Mr Westerburgen, Chairman of the Remuneration Committee, added that in 2011, sustainability had been a target for the short-term variable remuneration of the Board of Management and gave a brief description of that target.

Mr De Hond, a private shareholder, asked how much ASML received in subsidies and which organisations these came from. He also wanted to know where the focus lay in the area of R&D.

Mr Wennink answered that, of the approximately EUR 590 million spent on R&D in 2011, around EUR 20 million was subsidised. Subsidies had been received from the Dutch authorities and from the European Union and related to basic research. 55-65% of R&D costs went on EUV, while the rest was spent on the NXT immersion systems, which would be the driving force behind sales in coming years and which would continue to be improved and developed.

Mr Troost, a private shareholder and former CEO of ASML, asked whether ASML’s mission statement as defined in the past was still appropriate in 2012 and whether it should be adapted, particularly with regard to the issue of sustainability.

Mr Meurice indicated that the focus lay primarily on implementing the mission statement in practice, the focal points of which were the product, processes and people. With regard to the aspect of people, emphasis was placed above all on training and development of skills. Mr Troost’s suggestion would be considered.

Mr Jorna wondered when Moore’s Law would end. He also asked whether more information would be given concerning cooperation with Tokyo Electron Limited (TEL) in the area of EUV and immersion. Mr Jorna then referred to reports of new techniques for manufacturing chips, for example chip stacking. Mr Jorna wanted to know what ASML’s position was on this and whether it would be possible to use these new techniques in combination with ASML machines. Mr Jorna then went on to ask how overtime pay for ASML employees was accounted for. Finally, he suggested that any new remuneration policy for the Board of Management should be kept simple, and he asked for more information concerning recent sales of shares and the exercise of options by members of the Board of Management in view of the fact that shares were supposed to be held for the long term.

Mr Meurice indicated that, generally speaking, it was only possible to look five years ahead with regard to technology and that ASML expected to be able to continue to follow Moore’s Law for that period. With regard to the new techniques, Mr Meurice pointed out that their only aim was to create more layers per chip and that this was a favourable development for ASML since it offered a growth opportunity. EUV was expected to be able to cope with this development, and it was even expected that EUV technology would be necessary in order for the new techniques to work. The relationship with TEL was very important because TEL’s machines were compatible with those of ASML. Both companies have therefore frequently worked together.

Mr Wennink answered the question concerning overtime by explaining that, in consultation with the unions, the company had established flexible working arrangements for workers employed in manufacturing. An account receivable had been included in the annual accounts to account for surplus hours worked. With regard to the share and option transactions, Mr Wennink reported that the members of the Board of Management had concluded so-called “free-hand” agreements with asset managers and that the Board of Management members themselves had no influence on the transactions. The transactions referred to by Mr Jorna had been implemented in the context of asset spreading. Mr Wennink pointed out that all members of the Board of Management still had large numbers of ASML shares in their portfolio given the fact that shares could not be sold for five years.

Mr Westerburgen thanked Mr Jorna for his suggestion on keeping the remuneration policy for the Board of Management simple.

The Chairman then gave the floor to Notary Van Olffen to determine whether the formal requirements concerning the convening of the General Meeting of Shareholders had been met and to indicate the precise number of shareholders and those entitled to vote present at the meeting.

Mr Van Olffen indicated that the total number of shares issued on the registration date for this AGM was 419,852,514 shares. In view of the number of treasury shares (9,014,118), the total number of shares to which voting rights were attached amounted to 410,838,396 shares, corresponding to a total number of 410,838,396 voting rights. Mr Van Olffen then reported that he had determined that 923 shareholders had been present or were represented at the beginning of the meeting. A total of 283,851,820 shares were represented, corresponding to a total capital of EUR 25,546,663.80, giving entitlement to 283,851,820 votes. Mr van Olffen added that this meant that 69.09% of the share capital was therefore present of represented. Consequently all the voting items on the agenda could be adopted with a simple majority of the votes cast.

Mr Van Olffen also reported that, where necessary, those present had submitted their written proxies to the Company and that these had been shown to the notary. Mr van Olffen also reported that the legal and statutory requirements concerning the convening, holding and attendance of the General Meeting of Shareholders had been met and that all documents had been placed for inspection at the locations prescribed by law and the Articles of Association. The Meeting had therefore been legally convened and was authorised to adopt resolutions regarding the items on the agenda. Finally, Mr van Olffen reported that the Chairman of the Board of Management of ASML had informed him that no shareholder motions requesting additional agenda items, that were in compliance with the criteria of the Articles of Association, had been submitted

Mr Van Olffen then explained the voting procedure, and a test vote was held in order to test the voting system.

The Chairman then moved on to item 3 on the agenda.

3. Discussion of the 2011 Annual Report, including ASML’s corporate governance chapter, and the 2011 Remuneration Report, and adoption of the financial statements for the financial year 2011, as prepared in accordance with Dutch law.

The Chairman reported that ASML had again drawn up two annual accounts in 2011, one in accordance with US GAAP and one in accordance with the Dutch rules based on IFRS. The annual accounts drawn up in accordance with the Dutch rules were the statutory annual accounts which were now being put forward for adoption. These accounts had been drawn up by the Board of Management and had been audited by Deloitte, ASML’s external accountant, who had issued an Auditor’s Report. The Supervisory Board had signed the annual accounts and was recommending that the AGM should adopt them.

The annual accounts and annual report had been made available for consultation. Mr Dekker, the authorised representative of Deloitte Accountants B.V., was present to answer any questions relating to the Auditor’s Report.

The Chairman then referred to the corporate governance chapter contained in the statutory annual report for 2011 and pointed out that there were no great differences between 2011 and 2010 in terms of the application of the Dutch Corporate Governance Code (the “Code”). In 2010, ASML had included claw back and ultimum remedium provisions in its contracts with the members of the Board of Management and, in view of the external developments in 2011, had also adjusted the change of control arrangement. Finally, the options which had been granted to two members of the Board of Management in 2000 had expired in 2012, and the loan linked to the option series had thus also expired. This meant that only two items remained which were not entirely consistent with the Code, and these items had not changed since the introduction of the Code in 2004.

Finally, the Chairman reported that the Remuneration Report had again been positively received.

The Chairman then gave those present an opportunity to ask questions.

Mr Van de Linden, representative of the Railways Pension Fund Foundation (Stichting Spoorwegpensioenfonds), the Public Transport Pension Fund Foundation (Stichting Pensioenfonds Openbaar Vervoer) and Eumedion participant Menzis, complimented ASML on its results in 2011. He then went on to make a number of suggestions for adjustments to the remuneration policy, including suggestions with regard to long-term remuneration in shares, sustainability as a component of variable remuneration, the employment contract of Board of Management members appointed before 2004 and an obligation on the part of Board of Management members to retain shares in the Company’s capital.

Mr Westerburgen replied that the suggestions concerning long-term remuneration in shares and the employment contract would be considered and that sustainability had formed part of variable remuneration since 2011. Mr Westerburgen finally indicated that, given the current rule that shares could not be sold for a period of five years, he was of the opinion, based on the practice in the past years, that the last suggestion was well and truly met.

As there were no further questions, the Chairman proposed that the proposal to adopt the annual accounts should be put to the vote, and he gave the floor to Mr Van Olffen, who was in charge of the voting procedure. After the shareholders had voted, Mr Van Olffen announced the result of the vote as follows:

For	Against	Abstentions
283,404,208	336,943	110,160

Consequently, the Chairman announced that the proposal as set out in item 3 of the agenda had been adopted.

The Chairman then moved on to item 4 on the agenda.

4. Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2011.

The Chairman informed the meeting that it was proposed to discharge the members of the Board of Management for the performance of their functions in the 2011 financial year, and gave the shareholders an opportunity to ask questions.

Since there were no questions concerning this item, it was decided to proceed with the vote. The Chairman gave the floor to Mr Van Olffen, who asked the shareholders to cast their votes. After the shareholders had voted, Mr Van Olffen announced the result of the vote as follows:

For	Against	Abstentions
280,928,447	2,508,891	413,974

Consequently, the Chairman announced that the proposal as set out in item 4 of the agenda had been adopted.

The meeting then moved on to item 5.

5. Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2011.

The Chairman explained that it was proposed in this item to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2011. He did not give any further information and offered the shareholders the opportunity to ask questions.

Since there were no questions, the Chairman proposed that the proposal should be voted on. Mr Van Olffen asked the shareholders to cast their votes; after this had happened, he announced the result of the vote as follows:

For	Against	Abstentions
280,978,927	2,508,277	364,108

The Chairman noted that this item had been adopted with the required majority of votes and went on to deal with item 6 on the agenda.

6. Clarification of the reserves and dividend policy

The Chairman referred to the explanatory notes to the agenda and to what had already been discussed under item 2. He again stressed that, although ASML intends to pay an annual dividend that would either be stable or would grow, the amount of the dividend could vary from year to year and that it might be the case that no dividend would be paid at all in any given year. It was also possible that ASML may amend its reserves and dividend policy in the future and that this might affect dividend payments.

After giving this information, the Chairman gave those present an opportunity to ask questions concerning this item.

Mr Jorna, of VEB, enquired as to the correlation between the repurchase of shares and the level of the share price. Mr Jorna also indicated that he preferred a dividend corresponding to a fixed percentage of profits.

Mr Wennink replied that ASML’s distribution policy, which was discussed each year by the Board of Management and the Supervisory Board, was comparable to that of other companies in the semiconductor industry with a similar risk profile, and involved a combination of a dividend and the repurchase of shares. Moreover, Mr Wennink took the view, looking at the current share price, that the share buybacks executed by ASML added value indeed.

Given that there were no further questions, the Chairman moved on to item 7 on the agenda.

7. Proposal to adopt a dividend of EUR 0.46 per ordinary share.

The Chairman put forward the proposal of the Board of Management to adopt a dividend of EUR 0.46 per ordinary share and, for the sake of completeness, informed the meeting that the Supervisory Board had approved this proposal. The Chairman referred to the previous discussion and asked whether any shareholders wished to ask questions. Since no questions were forthcoming, the proposal was put to the vote by Mr Van Olffen. The result of the vote was as follows:

For	Against	Abstentions
283,560,313	272,568	18,431

The Chairman announced that item 7 had been adopted.

He then moved on to item 8 on the agenda.

8. Approval of the number of performance shares for the Board of Management

The Chairman informed the meeting that this item concerned the approval of the number of shares for the Board of Management. The performance share arrangement for the Board of Management was described in the 2010 Remuneration Policy, which the AGM had approved in 2010 for 2010 and subsequent years.

However, the AGM had to give its separate approval for the maximum number of shares that could be issued and also had to designate the Board of Management as the body authorized to issue the shares in question.

The Chairman then indicated that it was being proposed to set the number of conditional performance shares that could be granted to the Members of the Board of Management at 350,000 for the period from the 2012 AGM up to the 2013 AGM.

The Chairman then gave shareholders an opportunity to ask questions. Since no questions were forthcoming, the proposal was put to the vote. Mr Van Olffen asked the shareholders to cast their votes; after they had done so, he announced the result of the vote as follows:

For	Against	Abstentions
282,827,962	825,320	198,030

The Chairman noted that, in view of this result, the proposal as set out under item 8 had been adopted. The Chairman then moved on to item 9 on the agenda.

9. Approval of the number of stock options, respectively shares, for employees.

The Chairman explained that it was being proposed to set the number of stock options and/or shares for ASML employees (other than members of the Board of Management) for the period from the 2012 AGM up to the 2013 AGM at 1,150,000. For more information about the employee equity plans under which these options or shares can be granted, the Chairman referred to the explanatory notes to the agenda.

The Chairman then indicated that, together with the maximum number of shares for the Board of Management (350,000) as approved by the Meeting under item 8, the total number of stock options or shares to be granted would be 1,500,000, which corresponded to approximately 0.4% of the share capital currently issued.

Together with the options to be exercised and shares granted in previous years, this amounted to a total dilution of approximately 1.2%

Since there were no questions or comments concerning this item, the Chairman gave the floor to Mr Van Olffen in order to put the proposal to the vote. The result of the vote was as follows:

For	Against	Abstentions
282.988,895	825,771	36,646

The Chairman noted that the proposal had been adopted and then went on to deal with item 10 on the agenda.

10. Composition of the Board of Management

The Chairman explained that item 10, the composition of the Board of Management, concerned the notification of the AGM of the extended appointment term of Mr Eric Meurice as President, Chief Executive Officer (CEO) and Chairman of the Board of Management of ASML. Under Dutch law and the Articles of Association, the Supervisory Board was required to inform the AGM of any extension to the appointment term of Board of Management members of the Company. However, the appointment itself was made by the Supervisory Board.

The Supervisory Board notified the AGM that it intended to reappoint Mr Meurice for a period of two years. Pursuant to ASML’s Articles of Association, this period would commence as of the date of the 2012 AGM and expire at the 2014 AGM.

The Chairman then referred to the appointment of Mr Meurice in 2004 and the extension of his appointment term in 2008 and indicated that it had now been mutually agreed to extend Mr Meurice’s appointment term for a further two years in order to create flexibility for both parties. But, as previously indicated, it would remain possible to extend the appointment term again per the 2014 AGM.

The reasons for extending Mr Meurice’s appointment term related to ASML’s good financial, operational and technical performance in recent years.

The main elements of his contract, including the remuneration package, were published in the explanatory notes to the agenda for this meeting, which were available on ASML’s website. The contract itself was, to the extent required, compliant with the Corporate Governance Code. The remuneration package, including the share arrangements and performance criteria, was consistent with the 2010 remuneration policy.

The Works Council had been provided with an opportunity to give its opinion on the extension of Mr Meurice’s appointment term in advance and was in favour.

After this explanation, the Chairman gave shareholders an opportunity to ask questions concerning this item.

Mr Jorna, VEB, asked what the Supervisory Board’s arguments for extending the term by two years. Mr Jorna also wanted to know why a 4% increase in base salary had been decided on.

The Chairman explained that, since there had been no change to the remuneration policy in 2012, it had been decided to increase the salaries of members of the Board of Management in line with the salary increase granted to ASML employees.

As for the question on the appointment term, the Chairman answered that both parties took the view that a total period of 10 years was the best option for both ASML and Mr Meurice. As previously indicated, there was a possibility that his term could be extended further per the 2014 AGM.

Since no further questions were forthcoming, the Chairman confirmed on behalf of the Supervisory Board that the appointment term of Mr Meurice would be formally extended for a period of two years from 25 April 2012. He then went on to deal with item 11 on the agenda.

11. Composition of the Supervisory Board.

The Chairman informed shareholders that, as announced in 2011, Messrs Bilous and Fröhlich and the Chairman were retiring by rotation and that each were available for reappointment as of this AGM.

The Chairman then indicated that Works Council had been given an opportunity to give its opinion on the proposed reappointments in advance and was in favour. Shareholders and the Works Council had not made use of their right to make recommendations for filling these vacancies. The Supervisory Board was therefore nominating forward Messrs Bilous and Fröhlich and the Chairman for reappointment. For more information on the nominations, the reasons for them and the candidates in question, the Chairman referred to the explanatory notes to the agenda.

The Chairman then noted that there were no questions concerning item 11 and therefore put the proposals to the vote.

11a Proposal to reappoint Mr O. Bilous as member of the Supervisory Board for a period of two years, in line with the profile put forward by the Supervisory Board.

The Chairman gave the notary the floor for a vote on item 11a on the agenda. Mr Van Olffen asked the shareholders to cast their votes. The result was as follows:

For	Against	Abstentions
281,414,300	1,951,038	485,913

The Chairman noted that the proposal as set out in item 11a of the agenda had been adopted.

11b Proposal to reappoint F.W. Fröhlich as member of the Supervisory Board for a period of two years, in line with the profile put forward by the Supervisory Board.

Mr Olffen asked the shareholders to vote on point 11b. The result of the vote was as follows:

For	Against	Abstentions
281,418,014	1,938,647	494,590

The Chairman noted that the proposal under item 11b of the agenda had been adopted. Since the next item concerned his own reappointment, the Chairman gave the floor to Mr Fröhlich, Vice-Chairman of the Supervisory Board.

11c. Proposal to reappoint Mr A.P.M. van der Poel as member of the Supervisory Board for a third and final term.

The Vice-Chairman asked Mr Van Olffen to proceed with the vote. Mr Olffen asked the shareholders to vote on point 11c. The result of the vote was as follows:

For	Against	Abstentions
283,248,531	480,561	122,168

The Vice-Chairman noted that the proposal under item 11c of the agenda had been adopted.

He then moved on to item 12 on the agenda.

12. Composition of the Supervisory Board in 2013.

The Chairman pointed out that this item concerned the notification of the vacancies that would arise on the Supervisory Board in 2013.

In 2013, Ms Van den Burg, Ms Van der Meer Mohr and Messrs Westerburgen, Siegle and Ziebart would retire by rotation. Mr Westerburgen had indicated that he would not be available for reappointment; the other members were in principle available for reappointment. The General Meeting of Shareholders and the Works Council were entitled to make recommendations for filling these vacancies. The Works Council had an enhanced right to make recommendations for the vacancies which would arise as a result of the retirements by rotation of Ms Van den Burg and Ms Van der Meer Mohr.

After the Chairman had noted that there were no questions concerning this item, he went on to deal with item 13 on the agenda.

13. Proposal to reappoint the External Auditor for the reporting year 2013.

The Chairman gave the floor to Mr Fröhlich, Chairman of the Audit Committee.

Mr Fröhlich reported that Deloitte Accountants B.V. had been appointed External Auditor of ASML in 1995 for an indefinite period. In view of the external developments relating to the profession of accountant and of the current governance requirements, it had been decided to change the current unlimited appointment term of the External Auditor into an annual (re)appointment for the subsequent year, to be approved by the AGM.

Mr Fröhlich went on to say that, as indicated in the explanatory notes to the agenda, the Audit Committee had at the end of 2011 conducted an extensive assessment with respect to the performance of the External Auditor and that the result of the assessment was positive with some minor points of attention.

Mr Fröhlich then announced that the Supervisory Board, following the recommendation of the Audit Committee, was therefore proposing that Deloitte Accountants B.V. be reappointed as ASML’s External Auditor for the 2013 reporting year.

Mr Fröhlich noted that no questions were forthcoming and asked Mr Van Olffen to put the proposal to the vote. The result of the vote was as follows:

For	Against	Abstentions
280,451,596	3,383,117	16, 538

The Chairman noted that the proposal as set out in item 13 of the agenda had been adopted and went on to deal with item 14.

14. Proposals to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company within the limits set forth in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption rights accruing to shareholders

By way of introduction to item 14, the Chairman indicated that the Board of Management considered it to be in the Company’s and the shareholders’ interests to be able to react quickly when certain opportunities arise requiring the issue of shares. In situations in which it was imperative to act quickly, the Board of Management also considered it desirable to exclude the pre-emption rights in order to preserve the ability to act quickly and avoid disruptive market speculation which might arise if an extraordinary shareholders’ meeting had to be convened.

The Chairman referred to the explanatory note to the agenda for more background information concerning this item.

14a Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012, to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval of the Supervisory Board, as indicated in the agenda and the explanatory notes, limited to 5% of the issued share capital at the time of the authorization.

The Chairman gave shareholders an opportunity to ask questions. Since no questions were asked, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstentions
283,663,220	150,653	37,386

The Chairman noted that the proposal under item 14a had been adopted and then went on to deal with item 14b on the agenda.

14b Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012 to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a., subject to approval of the Supervisory Board.

Since no questions were forthcoming, Mr Van Olffen put the proposal to the vote. The result was as follows:

For	Against	Abstentions
282,968,892	830,593	51,766

The Chairman noted that the proposal had been approved and went on to deal with item 14c.

14c Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012, to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval of the Supervisory Board, for an additional 5% of the issued share capital at the time of the authorization, which 5%, as indicated in the agenda and explanatory notes, can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances.

Since there were no questions, the Chairman gave Mr Van Olffen the floor for the vote on this proposal. The result was as follows:

For	Against	Abstentions
283.717.516	91.768	41.967

In view of this result, the Chairman noted that the proposal under item 14c had been approved.

14d Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c., subject to approval of the Supervisory Board.

The Chairman asked Mr Van Olffen to put the proposal to the vote as no questions had been asked. The result of the vote was:

For	Against	Abstentions
240,200,305	43,599,177	51,769

The Chairman accordingly announced that the proposal as set out in item 14d of the agenda had been adopted.

Introduction to items 15 and 16 of the agenda

By way of introduction to items 15 and 16, the Chairman indicated that these items related to proposals for repurchases and cancellations of shares, as had also been submitted to previous AGMs for approval.

The Chairman also explained that ASML wanted to have maximum flexibility in providing a return on capital to its shareholders. To enable such optimum flexibility, the AGM was being asked to mandate further share repurchases and to further authorize cancellation of shares if the Company were to decide to implement further share repurchase programmes.

Implementation of share repurchase programmes was dependent on various factors, and there was no certainty as to further a return on capital, nor as to the timing, execution or method of a possible further return on capital.

Finally, the Chairman referred to the information concerning the current share repurchase programme contained under item 2 of the agenda.

15. Authorisation to purchase own shares

The Chairman explained that the authorisation to purchase own shares as requested in items 15a and 15b of the agenda would, in combination with the proposal under item 16, enable the Company to repurchase a maximum of 2 x 10% of issued shares and to cancel a maximum of 2 x 10% of issued shares.

15a. Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012 to acquire - subject to the approval of the Supervisory Board - ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (April 25, 2012), for valuable consideration, on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”) or the Nasdaq Stock Market LLC (“Nasdaq”), or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on Nasdaq.

The Chairman referred to the text of the proposal as contained in the agenda and gave the shareholders an opportunity to ask questions.

Since no questions were asked, the Chairman gave the floor to Mr Van Olffen, who asked the shareholders to cast their votes. The result of the vote was as follows:

For	Against	Abstentions
282,803,410	1,019,539	28,311

In view of this result, the Chairman noted that the item had been adopted and went on to deal with item 15b.

15b. Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012 to acquire - subject to the approval of the Supervisory Board - additional ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (April 25, 2012), for valuable consideration, on Euronext Amsterdam or Nasdaq, or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on Nasdaq.

Conditions to the additional authorization are that:

(i) all shares acquired by the Company following the authorization under 15a. and not being held as treasury shares for the purpose of covering outstanding employee stock and stock option plans, have been cancelled or will be cancelled, pursuant to item 16; and

(ii) the number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10%.

The Chairman referred to the text of the proposal as contained in the agenda and explained that the reason for asking for this additional authorisation was to obtain additional flexibility in providing a return on capital to shareholders.

Since no questions were forthcoming, the proposal was then put to the vote. The result of the vote was as follows:

For	Against	Abstentions
280,416,851	3,403,016	31,392

The Chairman noted that the item had been adopted with the required majority of votes and then went on to deal with item 16.

16. Proposal to cancel ordinary shares

The Chairman again referred to the text of the proposal as contained in the agenda and the explanatory notes thereto and gave the shareholders an opportunity to ask questions. As no questions were asked, the Chairman asked Mr Van Olffen to put the proposal to the vote. Mr Van Olffen announced that the result of the vote was as follows:

For	Against	Abstentions
281.991.352	1.831.570	28.338

The Chairman noted that the item had been adopted with the required majority of votes and then went on to deal with item 17.

17. Any other business

The Chairman gave those present the opportunity to ask questions about matters which had not been dealt with at the meeting. No questions were asked.

18. Closing.

The Chairman closed the meeting and thanked those who had been present for attending.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, potential acquisitions, research and product development, executive remuneration, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.